

**Term sheet**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 96-III dated February 4, 2008*

**Term Sheet No. 1 to**
**Product Supplement No. 96-III**
**Registration Statement No. 333-130051**
**Dated February 19, 2008; Rule 433**

JPMorganChase

**Structured Investments**

# JPMorgan Chase & Co.
# $
# Range Accrual Notes linked to the Six-Month LIBOR due March 3, 2018

## General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 3, 2018, subject to postponement as described below.
- The notes are designed for investors who seek fixed rate interest payments for an initial period of one year and then floating rate interest payments linked to the six-month LIBOR, while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below.
- The notes are expected to price on or about February 19, 2008 and are expected to settle on or about March 3, 2008

## Key Terms

Maturity Date: If the notes have not been redeemed, March 3, 2018, or if such day is not a business day, the next succeeding business day.

Payment at Maturity: At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.

Payment upon Redemption: At our option, we may redeem the notes, in whole or in part, on the 3rd calendar day of March, June, September and December of each year (each such date, a "Redemption Date"), commencing June 3, 2008. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date. We will provide notice of redemption at least 5 calendar days prior to the applicable Redemption Date.

Interest: With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate x (number of days in the Interest Period / 360),

where the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate: (1) With respect to each Initial Interest Period, the Initial Interest Rate, and (2) with respect to each Interest Period following the Initial Interest Periods, a rate per annum equal to the product of (i) the Interest Factor of 7.25% per annum and (ii) the Variable Days *divided by* the Actual Days. The Interest Rate for each Interest Period subsequent to the Initial Interest Periods will be calculated as follows:

$$\text{Interest Factor} \times \frac{\text{Variable Days}}{\text{Actual Days}}, \text{ where}$$

"Variable Days" is the number of calendar days during the relevant Interest Period on which the Accrual Provision is satisfied and

"Actual Days" is the actual number of calendar days in the Interest Period.

Initial Interest Rate: With respect to the Initial Interest Periods, a rate equal to 7.25% per annum.

Initial Interest Periods: The Interest Periods from and including the issue date for the notes to but excluding March 3, 2009.

Interest Factor: 7.25% per annum.

Interest Period: The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Other Key Terms: Please see "Additional Key Terms" in this term sheet for other key terms.

**Investing in the Range Accrual Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 96-III and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 96-III and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $7.50 per $1,000 principal amount note and will use all of that commission to allow selling concessions to other dealers of approximately $7.50 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $7.50 and will depend on market conditions on the pricing date. See "Underwriting" beginning on page PS-34 of the accompanying product supplement no. 96-III.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

JPMorgan

February 19, 2008

## Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 96-III dated February 4, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 96-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 96-III dated February 4, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000757/e30209_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

## Additional Key Terms

| | |
|---|---|
| Interest Payment Dates: | Interest on the notes will be payable quarterly in arrears on the 3rd calendar day of March, June, September and December of each year (each such date, an "Interest Payment Date"), commencing June 3, 2008, up to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Quarterly Interest Payments" in this term sheet for more information. |
| Accrual Provision: | The Accrual Provision will be deemed satisfied on each calendar day during an Interest Period on which the LIBOR Provision is satisfied. |
| LIBOR Provision: | The LIBOR Provision will be deemed satisfied on each calendar day during an Interest Period (other than the Initial Interest Periods) on which the LIBOR Rate of a Designated Maturity is less than or equal to 7.00% (which we refer to as the "LIBOR Strike"). |
| LIBOR Strike: | 7.00%. |
| LIBOR Rate: | For each LIBOR Determination Date, the LIBOR Rate refers to the London Interbank Offer Rate for deposits in U.S. dollars with the Designated Maturity that appears on Reuters page "LIBOR01" (or any successor page) at approximately 11:00 a.m., London time, on such LIBOR Determination Date. If on such LIBOR Determination Date the LIBOR Rate cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine the LIBOR Rate in accordance with the procedures set forth in the accompanying product supplement no. 96-III under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate." |
| LIBOR Determination Date: | For each calendar day in an Interest Period to which the LIBOR Provision applies, two London Business Days prior to such calendar day. However, if any such day is not a London Business Day, the applicable LIBOR Determination Date will be the immediately preceding London Business Day. Notwithstanding the foregoing, for each calendar day in the Exclusion Period, the LIBOR Determination Date will be the second London Business Day immediately preceding the first day of the Exclusion Period. |
| Exclusion Period | The period commencing on the fifth London Business Day prior to but excluding each Interest Payment Date. |
| Designated Maturity: | Six months. |
| CUSIP: | |

## Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of whether the Accrual Provision is satisfied for any day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at the applicable Interest Rate. Interest for the Initial Interest Periods will accrue at a rate equal to 7.25% per annum. Thereafter, interest for each Interest Period, if any, will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. Interest, if any, will be payable quarterly in arrears on the 3rd calendar day of March, June, September and December of each year (each such date, an "Interest Payment Date"), commencing June 3, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION** — At our option, we may redeem the notes, in whole or in part, on the 3rd calendar day of March, June, September and December of each year (each such date, a "Redemption Date"), commencing June 3, 2008, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date.

- **TAX TREATMENT AS VARIABLE RATE DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 96-III.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments."  Assuming such characterization is respected, interest paid on the notes would generally be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, and gain or loss realized on the sale, exchange or other disposition of the notes generally would be capital gain or loss.  However, due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above.  In particular, the Internal Revenue Service could seek to treat the notes for U.S. federal income tax consequences as "contingent payment debt instruments."  If the Internal Revenue Service were successful in asserting such treatment, the timing and character of income with respect to the notes would be significantly affected.  Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a "comparable yield" on the notes and any gain on the sale, exchange or other disposition of the notes would be treated as interest income.  Prospective purchasers should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

## Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 96-III dated February 4, 2008.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE** — After the Initial Interest Periods (for which the rate of interest on the notes is a fixed rate equal to 7.25% per annum), the rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the LIBOR Rate.  Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities.  Although the variable interest rate on the notes is determined, in part, by reference to the LIBOR Rate, the notes do not actually pay interest at the LIBOR Rate.  You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.  We have no control over any fluctuations in the LIBOR Rate.

- **THE INTEREST RATE ON THE NOTES IS BASED ON AN ACCRUAL PROVISION LINKED TO THE LIBOR RATE, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — Although the maximum interest rate for any Interest Period following the Initial Interest Periods is equal to the Interest Factor of 7.25% per annum, for every day during any such Interest Period on which the Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced.  We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day.  The amount of interest you accrue on the notes in any Interest Period may decrease even if the applicable LIBOR Rate increases.  If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero.  In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE AT MATURITY** — Commencing June 3, 2008, and on any other Redemption Date thereafter, the notes are subject to redemption by us, in whole or in part, as we may elect.  If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15[th] calendar date prior to the applicable Redemption Date, accrued and unpaid interest to but excluding such Redemption Date.  The aggregate amount of interest paid to you will be less than the aggregate amount of interest payable at maturity.  We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion.  We may choose to redeem the notes early, for example, if the applicable LIBOR Rate is less than or equal to the LIBOR Strike of 7.00% sufficiently often to result in an amount of interest payable on the notes greater than that for instruments of a comparable maturity.  If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity and you may not be able to reinvest your funds at the same rate as provided by the notes.

- **THE LIBOR RATE MAY BE VOLATILE** — The LIBOR Rate is subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in U.S. and global credit markets;
  - central bank policy regarding interest rates; and
  - performance of capital markets.

  Increases or decreases in the LIBOR Rate could result in the corresponding LIBOR Provision not being satisfied and thus in the reduction of interest payable on notes.

- **WHETHER THE LIBOR PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — The amount of interest, if any, payable on the notes (other than interest payable with respect to the Initial Interest Periods) will depend on a number of factors that can affect the levels of the LIBOR Rate, including, but not limited to:
  - changes in, or perceptions about, future LIBOR Rates;
  - general economic conditions;
  - prevailing interest rates; and
  - policy of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes.  In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

- **THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD FOLLOWING THE INITIAL INTEREST PERIODS MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE APPLICABLE LIBOR RATE** — The determination of the Interest Rate payable for any Interest Period following the Initial Interest Periods will be based, in part, on the LIBOR Rate, but it will not directly correlate with actual levels of the underlying LIBOR Rate.  We will use the LIBOR Rate on each LIBOR Determination Date to determine whether the LIBOR Provision is satisfied for any calendar day in the applicable Interest Period.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes," in the accompanying product supplement no. 96-III.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of the LIBOR Rate on any day of an Interest Period following the Initial Interest Periods, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the LIBOR Rate;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods following the Initial Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period. The hypothetical LIBOR Rates and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual LIBOR Rates or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

**Example 1: The LIBOR Rate is greater than or equal to the LIBOR Strike on 70 calendar days during the Interest Period.** Because the Accrual Provision is satisfied for 70 calendar days, the Interest Rate for the Interest Period is 5.64%, calculated as follows:

$$7.25\% \times [\, 70 \,/\, 90 \,] = 5.64\%$$

**Example 2: The LIBOR Rate is greater than or equal to the LIBOR Strike on 50 calendar days during the Interest Period.** Because the Accrual Provision is satisfied for 50 calendar days, the Interest Rate for the Interest Period is 4.03%, calculated as follows:

$$7.25\% \times [\, 50 \,/\, 90 \,] = 4.03\%$$

**Example 3: The LIBOR Rate is less than the LIBOR Strike on each calendar day during the Interest Period.** Because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00%.

### Historical Information

The graph below sets forth the daily historical LIBOR Rates for the period from January 2, 2003 through February 18, 2008. The LIBOR Rate on February 18, 2008 was 2.98%.

We obtained the LIBOR Rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the LIBOR Rate on any of the LIBOR Determination Dates. We cannot give you assurance that the performance of the LIBOR will result in any positive interest payments in any Interest Period following the Initial Interest Periods.



Source: Bloomberg Financial Markets

**Supplemental Underwriting Information**

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the ninth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+9).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the pricing date or the five succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.